

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

May 1, 2009

Scott W. Klein
Chief Executive Officer
Idearc Inc.
2200 West Airfield Drive
P.O. Box 619810
D/FW Airport, Texas

> **Re: Idearc Inc.**
> **Form 10-K**
> **Filed: March 12, 2009**
> **File No. 001-32939**

Dear Mr. Klein:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008 and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call Matthew Spitzer at (202) 551-3227 or me at (202) 551-3313.

Sincerely,

Rolaine S. Bancroft
Special Counsel